ANDREW I. TELSEY, P.C. Attorney at Law
12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112 Telephone: 303/768-9221 • Facsimile: 303/768-9224 • E-Mail: andrew@telseylaw.com

December 11, 2009

VIA:	EDGAR

Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549

Attn: Ms. Do

RE:	Amiworld, Inc.;
Your Letter Dated November 2, 2009;
Form 10-K/A for the fiscal year ended December 31, 2008
Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009
SEC File No. 0-52742

Dear Ms. Do:

In response to your letter, above referenced, below please find the responses of the above referenced issuer (the “Company”). Each response coincides with the numbered comment in your letter.

General

Comment No. 1

Please be advised that the Company intends to file an amendment to its Form 10K/A for its fiscal year ended December 31, 2008, as well as for the Form 10-Q’s referenced above in the foreseeable future to respond to both this comment and the balance of the comments discussed below. The new amendment will provide an explanation as to the reason the amendment is being filed.

Securities and Exchange Commission

December 11, 2009

Comment No. 2

The Amendment described in our response 1, above, will name the expert who provided the valuation of Odin Petroil and will also include the consent as an exhibit.

 Management Discussion and Analysis, Page 26

Results of Operations, page 27

Comment No. 3

The Amendment will include disclosure discussing the gross profit and activity contributing to material changes therein. Further, appropriate disclosure was included in the Company’s Form 10-Q for the nine month period ended September 30, 2009 recently filed with the Commission.

Comment No. 4

Our operating expenses include salaries, professional fees, rent, marketing, office related costs, travel, utilities, and repairs and maintenance. Please note our disclosure in the recently filed Form 10-Q referred to in our response #3, above.

Comment No. 5

Other income for the fiscal year ended December 31, 2008 included approximately $37,700 for sales of residual oil obtained as sub products from the refinery distillation process, $23,894 for sales from our cafeteria to employees and contractors, $16,247 for discounts received from product vendors, $5,331 for refunds from government declarations, $3,102 for credits to vendors for translation variances on bills, $2,010 for income charged for the use of our laboratory equipment by third parties and $7,159 from miscellaneous credits and other small refunds. In reviewing these items the Company feels some of these items were inadvertently applied by our Colombian subsidiaries to other income, but we believe these should have been offset to their original expense categories. As such the Company intends to revise our fiscal year ended December 31, 2008 financial statements to apply the discounts, credits, and refunds to offset the original expense categories rather than treating them as other income.

Other income for the three months ended March 31, 2009 included approximately $28,175 for sales from our cafeteria to employees and contractors, $5,014 in shipping fees and $49 from miscellaneous items. Other income for the three months ended June 30, 2009 includes approximately $1,821 for sales from our cafeteria to employees and contractors, $6,181 in shipping fees, and $2,158 for credits to vendors for translation variances on bills and $6 from miscellaneous items.

Securities and Exchange Commission

December 11, 2009

Liquidity and Capital Resources, page 28

Comment No. 6

There are no financial or non-financial covenants associated with the Company’s unsecured revolving lines of credit and unsecured loans with Bancolombia.

Comment No. 7

The Company will revise its Statement of Stockholder Equity and Statement of Cash Flows in future filings, including the amendments referenced above, to reconcile the same with the discussion of the Company’s private placements included in the narrative of the reports under MD&A – Liquidity and Capital Resources” by inserting a subtotal line for each offering.

The issued shares were reflected under the line titled “Cash Proceeds from issuance of stock”. Please note that the February 12, 2008 placement commenced during 2007 and as such a portion of the proceeds from this placement occurred during 2007. Future filings will include a disclosure of this situation in the subsequent event note to the financials. Please see the summary reconciling the offerings to the Statement of Cash Flows:

Offering	Shares	Par Value	Paid In Capital

2007
February 12, 2008 Placement	2,250,000	$2,250	$4,143,750

2008
February 12, 2008 Placement	850,000	850	1,580,150
August 11, 2008 Placement	510,000	510	2,310,840

Total	3,610,000	$3,610	$8,034,740

Please note that the February 12, 2008 Placement raised $5,727,000; $4,146,000 in 2007 from the sale of 2,250,000 shares and $1,581,000 in 2008 from the sale of 850,000 shares of common stock. Also in 2008, through the August 11, 2008 Placement, the Company raised $2,311,350 through the sale of 510,000 shares. Total proceeds in 2008 from the two placements was $3,892,350 from the sale of 1,360,000 shares.

Securities and Exchange Commission

December 11, 2009

Critical Accounting Policies, page 29

Comment No. 8

The Company historically has reported without operating segments as the Company believes it only operates with one product segment, which is diesel fuel. When the Company had oil re-sells as part of its business the Company did breakdown the segments by including a separate sales figure, which is consistent with Paragraph 26b of SFAS 131. The Company believes that the diesel products are substantially the same regardless of the product inputs and can be used interchangeably and as such no segment information was needed to be disclosed pursuant to Paragraph 26b of SFAS 131. However, the Company also believes this financial information is useful to the reader of the financial statements and as such the Company will segregate sales pursuant to the segments of petroleum diesel, biodiesel, and fuel re-sells in future filings. The Company included these segments on in our 10-Q for the 3rd quarter of 2009 in our statements of operations. The Amendment to the Form 10-K for the year ended December 31, 2008 and the Form 10-Q for the first and second quarter 2009, and all future filings will include a critical accounting policy for how the Company recognizes revenue, as well as by inserting sales and cost of sales information in the income statement consistent with that applicable breakdown included in the Company’s recent Form 10-Q wherein revenues and cost of sales were presented by petroleum resale, refinery operations and biodiesel.

Comment No. 9

The functional currency of Odin Energy Santa Marta Corporation S.A. and Odin Petroil S.A. the Company’s Columbian subsidiaries is the Columbian Peso. Assets and liabilities related to Odin Energy Santa Marta Corporation S.A. and Odin Petroil S.A. are generally translated at end-of-period exchange rates, and related translation adjustments are generally reported as a component of shareholders’ equity in accumulated other comprehensive income. Sales and Cost of Sales for Odin Energy Santa Marta Corporation S.A. and Odin Petroil S.A. are largely through international shipping companies with contracts for both sales and crude purchases typically quoted based on New York Mercantile Exchange (NYMX) rates, and are therefore denominated in United States Dollars. The other statement of operations accounts related to Odin Energy Santa Marta Corporation S.A. and Odin Petroil S.A. are denominated in Columbian Pesos and translated at the average of the exchange rates for the period. Comment No. 10

All future filings, including the amendments referenced above, will separate Land and Buildings.

Securities and Exchange Commission

December 11, 2009

(1) Nature of organization, page F-7

Comment No. 11

At the time of acquisition the Company had liabilities in excess of assets and as such pursuant to APB 18, footnote 10, we offset our investment against the deficit which reduced the carrying value of our investment to zero. Quarterly we prepare financial statements for this company and at the end of each quarter we determine if this investment has had earnings sufficient to change the value of this investment. The losses continued to be in excess of investment as of December 31, 2008. We will clarify in future filings the status of this investment. As of the date hereof we cannot determine if, or when, we will return to profitability and will have a balance in the investment account on our balance sheet.

(4) Prepaid expenses and advance payments, page F-13

Comment No. 12

It appears that the figures on Services and Other were inadvertently deleted during the process of edgarizing our filing. The table should read:

Prepaid expenses consist of the following at December 31,

	2008	2007

Inventory Advances	$1,777,093	$ 538,409
Construction Advances	815,457	892,112
Value Added Taxes	613,619	-
Services & Other	94,882	5,000
	$3,301,051	$1,435,521

The Amendment will correct this table.

Item 9A. Controls and Procedures, page 51

Comment No. 13

The Amendments to the Form 10-K 2008 and 10-Q’s for March and June 2009 will include a description of the material weaknesses as more fully described in the most recent Form 10-Q for the nine months ended September 30, 2009.

Securities and Exchange Commission

December 11, 2009

Comment No. 14

The Amendments to the Company’s 2008 Form 10-K will include a description of the material weaknesses that existed at December 31, 2008. The Company’s most recent Form 10-Q for the nine month period ended September 30, 2009 contained updated disclosure regarding the prior weaknesses that existed on page 22 of the report, as follows:

“Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were not effective as of September 30, 2009, at the reasonable assurance level, which management attributes to our significant growth over a short period of time. We began generating revenues from our operations in the spring of 2008. Since we began generating revenues through September 30, 2009 we have generated over $45 million in gross revenues. We believe that the problems that arose are partially as a result of normal growth issues. In addition, our operations are based in Colombia but we are a US issuer, which has resulted in a language barrier between our executive management, who are of Japanese origin, our operations personnel who are located in a third world country (Colombia) and speak Spanish and our other executives who speak English. To remedy these issues our management met with legal counsel and our independent accountants to discuss how best to address the same. As a result, our Vice President of Finance is taking a more active role in our Colombian operations and we are working with our independent accounting firm’s affiliate in Colombia that is bilingual to communicate with both our management and operations people. While this has improved this situation, we are continuing to examine this situation to insure that our controls and procedures are sufficient.”

The Company is confident that there were no material errors in its prior reports that occurred as a result of the weaknesses described.

Comment No. 15

The Amendment to the Form 10-K for the year ended December 31, 2008 will contain the requested disclosure.

Form 10-Q for the period ended March 31, 2009

Financial Statements

Comment No. 16

The Company’s reports on Form 10-Q for the periods ended March 31 and June 30, 2009 will be amended to conform with SFAS 160.

Securities and Exchange Commission

December 11, 2009

Results of Operations, page 13

Comment No. 17

Of the $396,029 approximately $250,693 was a reclassification to administrative expenses. This was due to times of inactivity in production. During this inactive period the Company’s personnel that ordinarily work for in production operations were shifted to other functions, including repairs and upgrades, training, and assistance in the general operations of the plant. It is submitted that this is appropriate since the Company’s production staff was no longer focused on production of refined products. Applicable costs could not be readily attributable to either inventory or cost of sales and these costs were incorporated into general overhead of plant operations.

Form 10-Q for the period ended June 30, 2009

Liquidity and Capital Resources, page 14

Comment No. 18

The reason for the large increase in accounts receivable for the second quarter of 2009 was as a result of an invoice sent in the end of June 2009 that was subsequently paid in July 2009. If this occurs again, future filings will contain a Subsequent Event reference in the Liquidity section of MD&A. The Company’s payment terms typically provide payment terms ranging from cash to 30 days. This policy has been in effect since the commencement of the company’s operations through the periods covered in this response letter. The Company respectfully submits that there have been no material fluctuation in its receivables and the Company has made no write off of any receivable and has been able to collect all billed receivables in a timely fashion.

Item 4T. Controls and Procedures, page 18

Comment No. 19

This was a typo that will be corrected in the Amendment that will be filed to this report.

Comment No. 20

All Subsequent Events reported were as of the date of the report. All future reports filed by the Company with the Commission will clearly indicate the same.

Securities and Exchange Commission

December 11, 2009

Thank you for your assistance. If we can be of any assistance in connection with the staff’s review of the enclosed, please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

ANDREW I. TELSEY, P.C.

/s/ Andrew I. Telsey

Andrew I. Telsey

For the Firm

cc: Client